FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2004

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on March 15, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)

Date: March 15, 2004	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Executive Officer

For Immediate Release
Komatsu Ltd.
2-3-6 Akasaka, Minato-ku,
Tokyo 107-8414, Japan
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616
Date: March 15, 2004
URL: http://www.komatsu.com/

Komatsu to Sell Fixed Assets of Subsidiary

Komatsu Ltd. has made a decision to sell fixed assets of Komatsu Silicon America, Inc., a wholly owned subsidiary, as follows.

1. Outline of the Subsidiary

1) Name:	Komatsu Silicon America, Inc.

2) Location:	Hillsboro, Oregon, U.S.A.

3) Representative:	John H. Matlock

2. Reason for the Sale

To reduce and make effective utilization of Komatsu Group’s assets, Komatsu has decided to sell the land and buildings of Komatsu Silicon America, which has previously discontinued production activities.

3. Descriptions of the Concerned Assets

1) Description of the Assets and Location:

Land: 378,880 square meters or 93.62 acre

Buildings: 39,245 square meters or 422,427 square feet (total floor space)
Hillsboro, Oregon, U.S.A.

2) Book Value:	US$35 million

3) Sales Price:	US$5 million

4) Current Condition:	Unused except for the office and warehouse spaces

4. Outline of the Purchaser

1) Name:	The Park Company of Oregon, LLC
Parent Company: Park Corporation

2) Address of Head Office of Parent Company:

6200 Riverside Drive, Cleveland, Ohio
44135, USA

3) Representative:	Raymond P. Park, Chairman

4) Major Shareholder:	Park family

5) Main Lines of Business:	Manufacturing and financing

6) Relationship with Komatsu:	None

5. Schedule for the Sale

March 15, 2004:	The property to be delivered

6. Outlook

Loss from the sale of the concerned fixed assets has already been accounted for in the projected consolidated business results for the year ending March 31, 2004.
(end)

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